

July 25, 2022

Michael Miebach
President and Chief Executive Officer
Mastercard Inc.
2000 Purchase Street
Purchase, NY 10577

      Re: Mastercard Inc.
          Form 10-K For Fiscal Year Ended December 31, 2021
          Response dated July 8, 2022
          File No. 001-32877

Dear Mr. Miebach:

We have reviewed your July 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Form 10-K For Fiscal Year Ended December 31, 2021

Item 7. Management's discussion and analysis of financial condition and results of operations
Financial Results
Revenue, page 51

1.   We note your response to comment 1. We continue to consider your response and may have additional comments.

Notes to consolidated financial statements
Note 3. Revenue, page 77

2.   We note your response to comment 2. Please explain what the gross revenue excluding the impact of rebates and incentive represents and how you determined the revenue by

source amounts. Please also tell us how you determined it is appropriate to use the titles "gross revenue" and "other revenues" as they do not represent GAAP revenue in accordance with ASC 606 guidance. In addition, please further explain why performing an allocation of rebates and incentives to the individual sources of revenue would require a high level of assumptions to estimate when the rebates and incentives can be tied to customer contracts and customer performance.

You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services